Exhibit 99.1
[On Satyam Letterhead]
SCSL/SSU — SEC/II/7/

Date: June 9, 2009
The Listing Department
[BSE/NSE]
[Address]
Dear Sir,
Sub.: Disclosure of information provided to selected bidders
In connection with the bid process followed by Satyam Computer Services Limited (the “Company”) to select a strategic investor, the Company had provided to selected bidders, including Venturbay Consultants Private Limited (the “Acquirer”) and Tech Mahindra Limited (the “Person Acting in Concert” or “PAC”), access to certain non-public information to facilitate price discovery as the publicly available information about the Company was tainted.
In accordance with the Securities and Exchange Board of India’s (the “SEBI”) in-principle approval dated March 3, 2009, such information was provided to selected bidders subject to execution of: (i) a non-disclosure and non-solicitation agreement which, among other things, required bidders to keep confidential all information received from the Company during the bid process and to not solicit employees or clients of the Company based on such information, and (ii) a standstill agreement which, among other things, required bidders to not deal in the securities of the Company until six (6) months from the date of the public announcement of the public offer (the “Public Offer”) under the SEBI’s (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 (the “Takeover Regulations”).
We understand that certain antifraud rules and regulations of the United States’ Securities and Exchange Commission apply in connection with the Public Offer, including Section 14(e) of the Securities and Exchange Act of 1934 as well as Rule 10b-5 promulgated under that act. In general, it is unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading, or to engage in any fraudulent, deceptive, or manipulative acts or practices, in connection with any tender offer. In the context of selected bidders, including the Acquirer and the PAC, having been provided information on the Company, it is possible that such information may be deemed to be material, in which case it may be unlawful for the Acquirer and PAC to undertake the Public Offer without first publicly disclosing this information. It is for this reason, in abundance of caution and in the interest of having the fullest compliance with laws that the Acquirer and the PAC intend to disclose certain information, as provided to selected bidders, including the Acquirer and the PAC (“Information”) in their letter of offer.
As a matter of good corporate governance and in the interest of full disclosure, the Company also deems it fit to disclose the Information publicly at this time. Accordingly, the Information is being enclosed herewith and may also be accessed on the Company’s website at http://www.satyam.com/investors/q30809.asp.
The Information was not prepared with a view toward public disclosure or compliance with the Company’s listing agreement with stock exchanges, the published guidelines of the Securities and Exchange Board of India or the U.S. Securities and Exchange Commission or the guidelines established by the American Institute of Certified Public Accountants. This information is not necessarily in compliance with either Indian generally accepted accounting principles or United States generally accepted accounting principles.
The Information has been prepared by the Company with data collected using the Company’s internal management information systems (“Internal MIS”), which may not be adequate and books of accounts, making certain management estimations, assumptions and approximations. Given (i) the pendency of the restatement of the Company’s financial statements, and (ii) the fact that the Company’s present board of directors and audit committee are still reviewing the effectiveness of the Company’s internal controls, the Company’s internal control over financial reporting may not be effective. Further, the Company may not have access to all books of accounts needed to prepare financial information. Hence, the estimations, assumptions and approximations used by the Company’s management are their best efforts. These factors should be viewed in light of Price Waterhouse’s statement to the Company on January 13, 2009 and the resignation letter of B. Ramalinga Raju, the former Chairman of the board of directors of Company, Price Waterhouse’s audit reports and opinions in relation to Company’s financial statements from the quarter ended June 30, 2000 until the quarter ended September 30, 2008 should no longer be relied upon. Therefore, there are no audit reports for or reviews of the Company’s annual or quarterly financial statements from the quarter ended June 30, 2000 to date.
No assurance can be given as to the date when audit reports for restated financial statements will be available. Further, the Information has not been audited, reviewed or examined by an independent auditor or otherwise verified. There can be no assurance that the Information is accurate. Actual (final and/or audited) results of financial condition, results of operations and cash flows may be materially different from the Information.
None of the Company, its affiliates, advisors or representatives are making any representations or warranties, express or implied, as to the accuracy or completeness of the Information, or as to the reasonableness of any assumptions on which such Information may be based, and neither the Company, its affiliates, advisors or representatives will have any liability with respect to any use or reliance upon any of such Information. In addition, none of the Company, its affiliates, advisors or representatives undertakes any obligation to update or otherwise reconcile or revise this Information to reflect circumstances after the date this Information was generated or provided to selected bidders or to reflect the occurrence of future events that may result in the Information being in error.
The Information is being disclosed only because it was made available by the Company to selected bidders, including the Acquirer and PAC. The disclosure of the Information shall not be deemed to be any acknowledgement or admission by the Company as to the materiality or relevance of any of this Information.
Please acknowledge receipt of the same.
Thanking you
Yours faithfully
For Satyam Computer Services Limited
/s/ G Jayaraman
G Jayaraman
Company Secretary
Encl.: As above.

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